UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-35166

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS INNOVATIONS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

B.
Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS INNOVATIONS, INC.

520 Lake Cook Road Deerfield, Illinois 60015

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Innovations Hourly Employee Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Fortune Brands Innovations Employee Benefits Committee and Plan Participants of

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

Deerfield, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Innovations Hourly Employee Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2020.

Chicago, Illinois

June 30, 2025

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023 (Dollars in thousands)

	2024	2023
Assets
Plan’s interest in Fortune Brands Innovations, Inc.
Defined Contribution Master Trust	$64,323	$59,566
Receivables
Company contributions	905	947
Participant contributions	41	38
Notes receivable from participants	3,223	2,718
Total receivables	4,169	3,703

NET ASSETS AVAILABLE FOR BENEFITS	$68,492	$63,269

The accompanying notes are an integral part of these statements.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2024 and 2023 (Dollars in thousands)

	2024	2023
Additions
Change in Plan’s interest in Fortune Brands Innovations, Inc.
Defined Contribution Master Trust	$7,236	$8,580
Interest income on notes receivable from participants	217	166
Company contributions	2,918	2,996
Participant contributions	4,780	4,702
Rollover contributions	125	70
Total additions	15,276	16,514

Deductions
Benefits paid to participants	9,630	8,233
Administrative expense	244	-
Total deductions	9,874	8,233

Net increase prior to transfers	5,402	8,281

Transfers from the Plan, net (See Note C)	(179)	(150,980)

NET INCREASE (DECREASE)	5,223	(142,699)

Net assets available for benefits
Beginning of year	63,269	205,968
End of year	$68,492	$63,269

The accompanying notes are an integral part of these statements.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

NOTE A—DESCRIPTION OF PLAN

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Fortune Brands Innovations, Inc. is a leading home, security and commercial building products company (“Fortune Brands”). Historically, Fortune Brands operated a cabinets business that manufactured and sold cabinets and vanities for the kitchen, bath and other parts of the home.

Fortune Brands maintains a tax-qualified defined contribution retirement plan covering eligible employees of Fortune Brands and its operating companies named the Fortune Brands Innovations Hourly Employee Retirement Savings Plan (the “Plan”). The name of the Plan was changed from Fortune Brands Home & Security Hourly Employee Retirement Savings Plan following the Fortune Brands’ name change in December 2022. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by Fortune Brands and is intended to comply with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Fortune Brands Employee Benefits Committee serves as the Plan’s administrator (“Plan Administrator”).

Fortune Brands and each of its operating companies that participate in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating companies that participated in the Plan during the years ended December 31, 2024 and/or 2023 included: Fortune Brands Water Innovations, LLC (“FBWI”); Moen Incorporated (“Moen”); Rohl LLC (“Rohl”); Victoria & Albert Bath LLC (“Victoria & Albert”); Fiber Composites, LLC (“Fiberon”), and the hourly-paid production employees of AEI, LLC and Comfort Bilt, LLC (collectively, “Larson”).

The Plan’s assets are held in the Fortune Brands Innovations, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Innovations Retirement Savings Plan and the remaining assets of the Larson Manufacturing Company Employee Profit Sharing Plan, for investment purposes. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions and/or Roth 401(k) contributions of up to 50% of their “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code). In 2024 and 2023, the sum of each participant’s annual tax-deferred contributions and Roth 401(k) contributions were limited by the Code to $23 and $22.5, respectively. During the year in which a participant attains age 50 (and in subsequent years), the participant may elect to make additional unmatched, pretax “catch up” contributions and/or Roth “catch up” contributions. In both 2024 and 2023, participants that met this requirement were permitted to make “catch up” contributions of up to $7.5.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

The Plan permits participants to make after-tax contributions, and to elect to automatically make after-tax contributions after reaching the dollar limitation on tax-deferred contributions and/or Roth 401(k) contributions. The sum of tax-deferred contributions, Roth 401(k) contributions and after-tax contributions may not exceed 50% of the participant’s total eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions and/or Roth 401(k) contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan.

Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan are automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled have their contribution rate increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) annually in May unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

In 2024 and 2023, the Companies made a matching contribution (in varying amounts stated in the Plan document) on a participant’s elective contributions. Moen, Rohl and Victoria & Albert made a profit-sharing contribution on behalf of its eligible employees in 2024 and 2023.

The Plan makes various investment funds available to participants to direct the investment of their accounts, including a Company stock fund, which gives participants the option to purchase shares of Fortune Brands Common Stock. The Plan has designated the Fortune Brands Common Stock Fund in the Plan as being held by an employee stock ownership plan.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by Company and participant contributions (including rollovers) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participant contributions and earnings on those contributions vest immediately. For all Companies that provide a matching contribution, vesting in the Company matching contribution and earnings on those contributions occurs upon the earliest of the following:

(1) retirement under a Company pension plan or after attainment of age 55 and 5 years of service; (2) death;

(3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, and (6) after one year of service.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

Vesting in matching contributions made on behalf of Rohl employees prior to August 1, 2017 and earnings on those contributions occurs on the first of the following: (1) attainment of age 59-1/2; (2) termination of employment by reason of disability; (3) death; and (4) completion of five years of vesting service. Vesting in matching contributions made on behalf of Fiberon employees prior to November 1, 2019 and earnings on those contributions occurs on the first of the following: (1) termination of employment by reason of disability; (2) death; and (3) completion of five years of vesting service. Vesting in matching contributions made on behalf of Larson employees occurs on the first of the following (1) attainment of age 55 while employed; (2) termination of employment by reason of disability; (3) death; and (4) completion of six years of vesting service.

Moen, Rohl and Victoria & Albert employees are 100% vested in their profit-sharing contributions after completing three years of service.

Forfeitures

Forfeited non-vested accounts totaled $59 and $238 on December 31, 2024 and 2023, respectively. These accounts are used to reduce future Company contributions or to pay Plan expenses. Forfeitures totaling $100 were used to reduce Company contributions in 2023. Plan expenses were reduced by $98 and $126 during the years ended December 31, 2024 and 2023, respectively, from forfeited non-vested accounts.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made through payroll deductions so that the loan is repaid evenly over the term of the loan.

Distributions and Withdrawals

Benefits are distributed from a participant’s account upon a participant’s death, retirement or other termination of employment and may be payable in cash (generally, in a lump sum or installment payments and in some cases in the form of an annuity) or rolled over (into a traditional or Roth IRA). The Plan also permits in-service withdrawals to be made by participants who are employed by one of the Companies and who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service, as described in the Plan.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

Contributions and Contributions Receivable

The contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan that have not been included in the Plan's investments at year end. Employee contributions, and any related Company matching contributions, are recorded when the contributions are withheld from compensation. Profit-sharing are recorded in the period that the related compensation was paid to the participant.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be (i) received to sell an asset, or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management follows ASC 820, Fair Value Measurements and Disclosures, which established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.
Quoted prices for similar assets or liabilities in active markets.
2.
Quoted prices for identical or similar assets or liabilities in inactive markets.
3.
Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).
4.
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan’s interest in the Master Trust at December 31, 2024 and 2023 is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2024 and 2023.

The investments held by the Master Trust are valued as follows:

Interest-bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV is used as a practical expedient to estimate fair value. The NAV, as provided by the Trustee, is based on the fair value of the underlying investments held by the funds less their liabilities. As of December 31, 2024 and 2023, there is no intention to sell or otherwise dispose of the investments in collective trust funds at prices different than their respective NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Self-directed brokerage accounts: Valued based on the underlying holdings which consist of similar investment types as those investments described above. The valuation is consistent and in accordance with the valuation methods described above.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Interest in Master Trust for the investments held in the Master Trust as of December 31, 2024 and 2023, by level within the fair value hierarchy.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex- dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized appreciation/depreciation, along with dividend income and interest income (excluding interest income on notes receivables from participants) are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Master Trust. In addition, the Plan permits participants to have their proportional interest in dividends paid on stock held in the Fortune Brands Common Stock Fund either distributed to them in cash or reinvested in that fund.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Administrative Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as change in Plan’s interest in Fortune Brands Innovations Inc. Defined Contribution Master Trust. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses incurred are paid directly by the Plan’s suspense account. Expenses that are paid by the Company are excluded from these financial statements.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Innovations Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between the Companies. Total transfers from the Plan were $202 and $527 for the years ended December 31, 2024 and 2023, respectively. Total transfers into the Plan from the Fortune Brands Innovations Retirement Savings Plan were $23 and $113 for the years ended December 31, 2024 and 2023, respectively.

On December 14, 2022, Fortune Brands separated its cabinets business, MasterBrand, Inc. (“MasterBrand”), via a tax-free spin-off transaction (the “Separation”). The Separation created two independent, publicly traded companies. As a result of the Separation, participants employed by the MasterBrand businesses were transferred out of the Plan and into the MasterBrand, Inc. Retirement Saving Plan. A total of $150,571 in net Plan assets were transferred to the MasterBrand, Inc. Retirement Saving Plan effective January 1, 2023.

The assets related to the hourly-paid production employees of AEI, LLC and Comfort Bilt, LLC that were previously part of the Larson Manufacturing and Affiliates 401(k) Plan were transferred into the Plan during January 2022 and totaled $1,665. During 2023, an additional $5 of plan assets related to the Larson Manufacturing and Affiliates 401(k) Plan were transferred to the plan.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

NOTE D—INTEREST IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan, the Fortune Brands Innovations Retirement Savings Plan, and Larson Plan each have a divided interest in the Master Trust. The value of the Plan’s interest is based on the beginning of the year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income, less actual distributions. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis.

The Master Trust’s net assets and the Plan’s interest in the Master Trust’s net assets at December 31, 2024 and 2023 were as follows (in thousands):

	2024		2023
	Master Trust	Plan’s Interest	Master Trust	Plan’s Interest
Investments, at fair value
Mutual funds	$59,072	$2,497	$80,817	$5,044
Collective trust funds	862,125	59,858	750,793	52,659
Common stock	18,584	1,324	21,796	1,627
Self-directed brokerage accounts	23,817	641	19,438	236
Total investments	963,598	64,320	872,844	59,566

Other receivables	3	3	-	-

Total net assets of the Master Trust	$963,601	$64,323	$872,844	$59,566

The net appreciation (depreciation) in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2024 and 2023, were as follows:

	2024	2023
Net appreciation in fair value	$112,847	$133,535
Interest income	230	148
Dividend income	4,922	2,564
Administrative expenses	-	(760)
Master Trust net investment income	$117,999	$135,487

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2024 and 2023:

	2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$59,072	$-	$-	$59,072
Common Stock	18,584	-	-	18,584
Self-directed brokerage accounts	18,396	5,421	-	23,817

Total investments in the fair value hierarchy	$96,052	$5,421	$-	101,473

Investments measured at NAV
Collective trust funds (a)				862,125
Total investments at fair value				$963,598

	2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$80,817	$-	$-	$80,817
Common Stock	21,796	-	-	21,796
Self-directed brokerage accounts	14,755	4,683	-	19,438

Total investments in the fair value hierarchy	$117,368	$4,683	$-	$122,051

Investments measured at NAV
Collective trust funds (a)				750,793
Total investments at fair value				$872,844

(a) Certain investments that are measured at fair value using NAV per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits. Redemption from these funds is permitted with 30-days’ notice and for one fund with 12 to 30 months’ notice. There were no unfunded commitments, liquidity or redemption restrictions related to the common/collective trusts. These are direct filing entities.

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Fortune Brands Innovations Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

(Amounts in thousands unless otherwise stated)

NOTE F—TAX STATUS

Effective August 10, 2021, the Internal Revenue Service (“IRS”) determined and informed the Plan by letter, the Plan and related trust as well as all related amendments since January 17, 2018 (the date of the prior determination letter), as then designed, was in compliance with applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and continues to be operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

NOTE G—RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions that are exempt from prohibited transaction rules. The Master Trust also holds shares of Fortune Brands Common Stock. The Plan’s portion of the Master Trust held 19 and 21 shares of Fortune Brands Common Stock as of December 31, 2024 and 2023, respectively, with a fair value of $1,324 and $1,627, respectively. The Plan’s interest in the Master Trust received dividends on Fortune Brands Common Stock of $19 and $20 for the years ended December 31, 2024 and 2023, respectively. Notes receivable from participants also qualify as party-in-interest transactions.

The Plan’s portion of fees paid to Fidelity through the Master Trust for recordkeeping and investment management services totaled $244 and $237 for the years ended December 31, 2024 and 2023, respectively.

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. Fortune Brands, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

Management of the Plan has evaluated subsequent events through June 30, 2025, which is the date the financial statements were available to be issued.

Subsequent to year end, the Plan was amended to increase the automatic deferral percentage from 3% to 4%, up to a maximum of 10%.

Fortune Brands Innovations Hourly Retirement Savings Plan

EIN: 62-1411546 PN:002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024 (Dollars in thousands)

	(b) (c)		(e)
	Description and identity of issue,	(d)	Current
(a)	borrower, lessor or similar party	Cost**	value
Participant loans -
*	Interest rates ranging from 4.25% to 9.50%		$3,223

*Indicates a party-in-interest to the Plan.

**Cost information omitted for investments that are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS INNOVATIONS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

June 30, 2025	By:	/s/ Kristin E. Papesh
Kristin E. Papesh
Employee Benefits Committee of Fortune Brands Innovations, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm